UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

As previously reported, on March 9, 2022, Guardforce AI Co., Limited (the “Company”) received a written notification from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market (the “Nasdaq”) that the closing bid price of our ordinary share had been below $1.00 per share for the previous 30 consecutive business days, and that we were not in compliance with the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Rule”). The Company was provided 180 calendar days, until September 6, 2022, to regain compliance.

On April 11, 2022, the Company received written notice from the Listing Qualifications Staff of Nasdaq notifying the Company that, for more than the last ten (10) consecutive business days, from March 25, 2022 through April 8, 2022, the closing bid price of the Company’s ordinary share was $1.00 per share or greater. Accordingly, the written notice stated that the Company has regained compliance with the minimum bid price listing requirement set forth under the Rule.

On April 14, 2022, the Company issued a press release announcing that it regained compliance with Nasdaq listing requirements. A copy of that press release is attached as Exhibit 99.1 hereto.

This report on Form 6-K and the attached Exhibit 99.1 press release is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission on January 5, 2022 and (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Securities and Exchange Commission on February 9, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release: Guardforce AI Regains Compliance with Nasdaq Listing Requirements, dated April 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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